Firsthand Funds
Form N-SAR for fiscal year ended 12/31/02
Sub-Item 77 M  Mergers


On December 27, 2002, Firsthand Technology Value Fund (the Acquiring
Fund), acquired the assets and assumed the liabilities of Firsthand Communications Fund (the Acquired Fund), in a tax-free reorganization in exchange for Investor Class shares of the Acquiring Fund, pursuant to a plan of reorganization approved by the Acquired Funds shareholders. Net assets and unrealized depreciation as of the reorganization date were as follows:

Total net assets of Acquired Fund $24,246,552.
Total net assets of Acquiring Fund $477,555,846.
Total net assets of Acquiring Fund after acquisition $501,802,398. Acquired Fund Unrealized Depreciation $45,450,144.